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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Retirement Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 Mt. Diablo Blvd., Suite 335
(No. and Street)

Walnut Creek, California 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory E. Schultz (510) 932-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory E. Schultz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Planning, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Rita Jo Estrada

Notary Public



RITA JO ESTRADA
COMM. # 1614578
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXPIRES OCT. 20, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on

this 3rd day of August, 2007,

by Gregory E Schultz

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


RITA JO ESTRADA
COMM. # 1614578
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXPIRES OCT. 20, 2009
MGC1

(seal) Signature Rita Jo Estrada

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

July 17, 2007

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Retirement Planning, Inc. as of June 30, 2007, and related statements of operations, changes in shareholders' equity and cash flow for year then ended (that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the Management of Retirement Planning, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement statements referred to above present fairly the financial position, in all material respects, of Retirement Planning, Inc. as of June 30, 2007, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

RETIREMENT PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

CASH		$ 19 762
MONEY MARKET FUNDS		64 126
COMMISSIONS RECEIVABLE FROM MUTUAL FUNDS		104 987
MARKETABLE SECURITIES (Cost $80,318)		109 926
FURNITURE AND EQUIPMENT, less accumulated depreciation of $31,557		———
		$ 298 801

LIABILITIES AND SHAREHOLDERS EQUITY

ACCRUED PROFIT-SHARING CONTRIBUTION		$ 39 513
INCOME TAXES PAYABLE		366
DEFERRED INCOME TAXES		6 631
TOTAL LIABILITIES		46 510
SHAREHOLDERS' EQUITY:		
Common stock - no par value:		
Authorized 5,000 shares		
Issued and outstanding 600 shares	$ 6 000	
Retained earnings	246 291	252 291
		$ 298 801

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2007

REVENUES:		
Commissions		$ 894 358
Interest, dividends and capital gains		15 018
Unrealized gain on securities		17 428
		926 804
EXPENSES:		
Officer Salary	$ 265 000	
Employee salaries and commissions	379 500	
Pension plan contribution	108 625	
Other operating expenses	112 203	
Rent	24 275	889 603
INCOME BEFORE INCOME TAXES		37 201
INCOME TAXES ($4,600 deferred)		9 700
NET INCOME		$ 27 501

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2007

	Common Stock	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2006	$ 6 000	$ 218 790	$ 224 790
NET INCOME		27 501	27 501
BALANCE AT JUNE 30, 2007	$ 6 000	$ 246 291	$ 252 291

See notes to financial statements.

RETIREMENT PLANNING, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2007

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 27 501
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable	$ (3 059)	
Income taxes	(752)	
Pension contribution	(9 349)	13 160
NET CASH PROVIDED BY OPERATING ACTIVITIES		14 341
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Purchase of securities	(2 201)	
Unrealized gains on securities	(17 428)	
Deferred taxes	4 864	
NET CASH USED BY INVESTMENT ACTIVITIES		(14 765)
NET DECREASE IN CASH		(424)
CASH AND CASH EQUIVALENTS, beginning of year		84 312
CASH AND CASH EQUIVALENTS, end of year		$ 83 888
INCOME TAXES PAID		$ 5 100

See notes to financial statements.

RETIREMENT PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer engaged in the sale of mutual funds and annuities, primarily in Northern California.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by the declining balance method based on the estimated useful lives of the related assets. New acquisitions are expensed to the extent allowable for federal income tax purposes.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Valuation of Securities Not Readily Marketable

Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - LEASE

The Company leases its office under a non-cancelable operating lease which expires November, 2010. Minimum rental payments for the next four years are:

2008	23 000
2009	24 000
2010	10 000

The company subleases one half of its office to an entity in which the shareholder has a minority interest.

NOTE C - PENSION PLAN

The Company has adopted a profit sharing plan covering all full-time employees. The plan provides for contributions by the company in such amount that are determined annually by the Board of Directors. The Company funds pension plan costs as accrued.

NOTE D - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $5,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2007, the Company had net capital of $234,519 and aggregate indebtedness of approximately $46,510, a ratio of .20 to 1.00.

SUPPLEMENTAL INFORMATION

RETIREMENT PLANNING, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2007

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 252 291
HAIRCUTS ON SECURITIES:		
Money Market Account	$ 1 283	
Common Stock	16 489	
Total haircuts		(17 772)
NET CAPITAL		$234 519

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition	$ 46 510
Ratio of Aggregate Indebtedness to Net Capital	.2 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	$ 3 100
Minimum Dollar Net Capital Requirement	$ 5 000
Net Capital Requirement (greater of above two amounts)	$ 5 000
Excess Net Capital	$229 519

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited Focus Report, Part I(a), as of June 30, 2007.

RETIREMENT PLANNING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2007

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

July 17, 2007

Board of Directors
Retirement Planning, Inc.
1850 Mt. Diablo Blvd., Suite 335
Walnut Creek, California 94596

In planning and performing my audit of the financial statements of Retirement Planning, Inc. for the year ended June 30, 2007 on which I issued my report dated July 17, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607